================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                              PIER 1 IMPORTS, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    720279108
                                 --------------
                                 (CUSIP Number)

                                 with copies to:

Jon Scheving Thorsteinsson        Gregory Pryor, Esq.         Mats G. Carlston
         Arev                      White & Case LLP           Nixon Peabody LLP
     Bankastraeti 5           1155 Avenue of the Americas    437 Madison Avenue
      101 Reykjavik               New York, NY 10036         New York, NY 10022
   Republic of Iceland              (212) 819-8247             (212) 940-3121
     +44 7843 462247
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 3, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

                                  SCHEDULE 13D

-------------------
CUSIP No. 720279108
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Jakup a Dul Jacobsen

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      BK (see Item 3)
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Denmark
----- --------------------------------------------------------------------------
NUMBER OF SHARES          7     SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING         ----- ------------------------------------------------
PERSON WITH               8     SHARED VOTING POWER
                                8,594,200(1)
                          ----- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                0
                          ----- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                8,594,200(1)
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,594,200(1)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.72%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
----- --------------------------------------------------------------------------
(1) Jakup a Dul Jacobsen may be deemed to be the beneficial owner of the shares of common stock of Pier 1 Imports, Inc. reported herein by Lagerinn ehf through his direct ownership of Lagerinn ehf. See Item 3.

                                  SCHEDULE 13D

-------------------
CUSIP No. 720279108
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Lagerinn ehf

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      BK (see Item 3)
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Iceland
----- --------------------------------------------------------------------------
NUMBER OF SHARES          7     SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING         ----- ------------------------------------------------
PERSON WITH               8     SHARED VOTING POWER
                                8,594,200
                          ----- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                0
                          ----- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                8,594,200
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,594,200
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.72%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
----- --------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 720279108
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Kaupthing Bank hf.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC (see Item 3)
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Iceland
----- --------------------------------------------------------------------------
NUMBER OF SHARES          7     SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING         ----- ------------------------------------------------
PERSON WITH               8     SHARED VOTING POWER
                                0(1)
                          ----- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                0
                          ----- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0(1)
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0(1)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [X]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      N/A
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      BK
----- --------------------------------------------------------------------------
(1) Kaupthing Bank hf. transferred on October 3, 2007 to Lagerinn ehf, pursuant to the terms of certain equity swap agreements with Lagerinn ehf, all of the common stock of Pier 1 Imports, Inc., of which it was deemed to be the beneficial owner through such equity swap agreements. See Item 3.

     The statement on Schedule 13D filed on February 6, 2006 (the "Schedule 13D"), relating to the common stock, $1.00 par value per share, of Pier 1 Imports, Inc., a Delaware corporation (the "Issuer"), as amended by that certain Amendment No. 1, dated as of March 22, 2006, and that certain Amendment No. 2, dated as of , September 21, 2006, is hereby amended as set forth below by this Amendment No. 3 to the Schedule 13D (this "Amendment").

     The information set forth in the Exhibit to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibit. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     Jakup a Dul Jacobsen ("Jacobsen") and Lagerinn ehf, a Republic of Iceland corporation ("Lagerinn") beneficially own 8,594,200 shares of Common Stock of the Issuer (the "Shares"). A total of 4,251,800 of the Shares (the "Equity Swap Shares") were originally purchased by means of equity swap agreements (the "Equity Swap Agreements") between Lagerinn and Kaupthing Bank hf., a Republic of Iceland Public Limited Company ("Kaupthing"). The Equity Swap Agreements were settled (the "Settlement") on October 3, 2007 pursuant to their terms, as described below. Consequently, Lagerinn now directly owns all the Shares. The original aggregate purchase price of the Equity Swap Shares was $48,110,498. The remainder of the Shares (4,342,400 Shares) were, and currently are, directly owned by Lagerinn and were purchased for $44,992,429. Jacobsen may be deemed to beneficially own all the Shares because of his direct ownership of all the shares of Lagerinn.

     On October 3, 2007, Lagerinn exercised its right to close out the Equity Swap Agreements and purchased all of the Equity Swap Shares. Kaupthing no longer may be deemed to beneficially own the Equity Swap Shares. At the Settlement, Lagerinn paid to Kaupthing an aggregate amount of $54,843,929 (the "Settlement Consideration"), which Settlement Consideration was comprised of (i) an amount of $48,110,165, which reflects the decrease in value of the Equity Swap Shares from the effective time of the Equity Swap Agreements and until the Settlement Date, and in addition, (ii) an amount of $6,290,902 in interest which accrued on the purchase price of the Equity Swap Shares during the period between the effective time of the Equity Swap Agreements and the Settlement Date and (iii) an amount of $442,862 in fees.

     Lagerinn financed the Settlement Consideration with funds borrowed through a loan from Landsbanki Islands hf. ("Landsbanki"). Pursuant to a committed revolving credit facility, dated October 1, 2007 between Lagerinn and Landsbanki, Lagerinn may borrow up to $78,732,306 at a floating rate based on a spread over LIBOR (the "Settlement Consideration Loan Agreement"). Jacobsen and Lagerinn have pledged certain assets, including 4,251,800 Shares, to Landsbanki to secure Lagerinn's obligations under the Settlement Consideration Loan Agreement. The foregoing summary of the Settlement Consideration Loan Agreement is qualified in its entirety by reference to the summary of the Settlement Consideration Loan Agreement, which is attached as Exhibit H to this Amendment.

     Lagerinn financed the purchase of the remainder of the Shares with funds borrowed through a loan from Landsbanki. Pursuant to a committed revolving credit facility, dated February 6, 2006 between Lagerinn and Landsbanki, Lagerinn may borrow up to $50,000,000 at a floating rate based on a spread over LIBOR (the "Original Loan Agreement"). Jacobsen and Lagerinn have pledged certain assets, including the Shares (other than the Equity Swap Shares), to Landsbanki to secure Lagerinn's obligations under the Original Loan Agreement. Landsbanki originally purchased 4,342,200 Shares on behalf of Lagerinn. Lagerinn then purchased such Shares from Landsbanki with the proceeds of the loan from Landsbanki. The foregoing summary of the Original Loan Agreement is qualified in its entirety by reference to the Original Loan Agreement, a copy of which was filed as Exhibit E to the Schedule 13D.

     Following the Settlement, Jacobsen and Lagerinn beneficially own all of the Shares, and Kaupthing no longer is deemed to be the beneficial owner of the Equity Swap Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by Jacobsen, Lagerinn and Kaupthing (collectively, the "Reporting Persons") as of October 3, 2007.

                              NUMBER OF SHARES           NUMBER OF SHARES         AGGREGATE
                           BENEFICIALLY OWNED WITH   BENEFICIALLY OWNED WITH   NUMBER OF SHARES     PERCENTAGE OF
                               SOLE VOTING AND          SHARED VOTING AND        BENEFICIALLY     CLASS BENEFICIALLY
          NAME                DISPOSITIVE POWER         DISPOSITIVE POWER           OWNED              OWNED(1)
------------------------   -----------------------   -----------------------   ----------------   ------------------
Reporting Persons                                0                 8,594,200          8,594,200                 9.72
Jakup a Dul Jacobsen (2)                         0                 8,594,200          8,594,200                 9.72
Lagerinn ehf (2)                                 0                 8,594,200          8,594,200                 9.72
Kaupthing Bank hf.                               0                         0                  0                    0

(1) The percentages of Common Stock indicated in this table are based on the 88,389,215 shares of Common Stock outstanding as of July 3, 2007, as disclosed in the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

(2) Jacobsen may be deemed to be the beneficial owner of the Shares reported herein as beneficially owned by Lagerinn through his direct ownership of Lagerinn. See Item 3.

     Other than as described above, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, beneficially owns any securities of the Issuer.

     (c)  Other than the Settlement of the Equity Swap Agreements described in
Item 3, the Reporting Persons have not engaged in transactions in the Common Stock during the past sixty (60) days.

     (d) To the best knowledge of the Reporting Persons, no person (other than Jacobsen and Lagerinn) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) As of October 3, 2007, Kaupthing no longer may be deemed to be the beneficial owner of more than 5% of the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following Exhibit:

Exhibit No.   Description
-----------   ---------------------------------------------------------------
    H         Summary of Committed Revolving Credit Facility by and between
              Lagerinn ehf and Landsbanki Islands hf., dated as of October 1,
              2007

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2007

                                              JAKUP A DUL JACOBSEN


                                              /s/ Jakup a Dul Jacobsen
                                              ----------------------------------

                                              LAGERINN EHF


                                              /s/ Sigurdur Berntsson
                                              ----------------------------------
                                              Name:  Sigurdur Berntsson
                                              Title: Chief Financial Officer

                                              KAUPTHING BANK HF.


                                              /s/ Hannes Frimann Hrolfsson
                                              ----------------------------------
                                              Name:  Hannes Frimann Hrolfsson
                                              Title: Head of FX and Derivatives
                                                     Sales Treasury of Kaupthing
                                                     Bank Iceland


                                              /s/ Bjork Thorarinsdottir
                                              ----------------------------------
                                              Name:  Bjork Thorarinsdottir
                                              Title: Deputy Managing Director
                                                     Corporate Banking Treasury
                                                     of Kaupthing Bank Iceland

                                   SCHEDULE A

Executive Officers and Directors of Lagerinn ehf.

                                                        PRESENT PRINCIPAL
                                                        OCCUPATION OR
NAME                              CITIZENSHIP           EMPLOYMENT                   BUSINESS ADDRESS
-------------------------------   -------------------   --------------------------   -------------------
Lagerinn ehf Executive Officers

Sigurdur Berntsson                Republic of Iceland   Chief Financial Officer of   Sundaborg 7
                                                        Lagerinn ehf                 104 Reykjavik
                                                                                     Republic of Iceland

Jakup a Dul Jacobsen              Denmark               Chairman of Lagerinn ehf     Sundaborg 7
                                                                                     104 Reykjavik
                                                                                     Republic of Iceland

                                    EXHIBIT H

Summary of Committed Revolving Credit Facility (the "Agreement"), dated October 1, 2007, between Lagerinn ehf ("Lagerinn") and Landsbanki Islands hf. Capitalized terms used in this summary and not otherwise defined in this summary shall have the respective meanings set froth in the Amendment.

THE FACILITY                Landsbanki agreed to make available to Lagerinn a
                            revolving loan facility in an aggregate amount of US$78,732,306.17 (the "Facility").

AVAILABILITY                Lagerinn may draw from the Facility in one or more
                            borrowings, subject to the terms of the Agreement.
                            The total amount of such borrowings may not exceed the aggregate amount of the Facility.

                            Proceeds of borrowings under the Agreement can only be used by Lagerinn to repay loans that were used to facilitate the purchase of specified shares, including 4,251,800 shares of Pier 1 Imports, Inc. (collectively, the "Loan Shares"), as set forth in the Agreement.

REPAYMENT AND PREPAYMENT    The repayment date for all amounts drawn under the
                            Agreement is March 26, 2008 (the "Termination
                            Date"). In the event of a late payment of any principal, interest, or other amounts due under the Agreement, an increased interest rate will be applied from the due date and until repayment of such amount, in accordance with Icelandic law, and in addition, Lagerinn will reimburse Landsbanki for costs incurred by Landsbanki in connection with the late payment.

                            Lagerinn may prepay any loan prior to the Termination Date without being subject to any penalty or premium, upon a two (2) days' prior written notice to Landsbanki.

INTEREST The rate of interest applicable to the Facility is the applicable LIBOR interest plus a 2.50% margin.

                            Accrued interest on amounts drawn will be payable by Lagerinn on the earlier of the date of repayment of such amounts or the Termination Date.

                            Lagerinn has the right to elect the applicable interest calculation period from among 1, 2, 3 and 6 months' periods. Interest will accrue from day to day, and be computed on the basis of a year of 360 days and for the actual number of days elapsed unless for loans in British pounds, for which the calculation basis will be 365 days.

NEGOTIATION OF INTEREST     In the event that prior to the end of an interest
RATE                        calculation period, Landsbanki determines that, due
                            to market conditions, it will not be able to finance a loan having an interest in a rate as set forth in the Agreement, Landsbanki must notify Lagerinn ten
                            (10) days prior to the expiration of the relevant interest calculation period and the parties will negotiate a new interest rate for a period of thirty
                            (30) days from Landsbanki's notice. In the event that the parties cannot agree on an interest rate within the thirty (30) days' negotiation period, Landsbanki has the right to demand the repayment of all loans under the Facility upon the expiration of such thirty (30) days' negotiation period.

                            In addition, Landsbanki has the right at any time to demand renegotiation of the interest rate. In the event that Landsbanki so demands, the parties will negotiate a new interest rate during a thirty (30) days' negotiation period. In the event that the parties agree on a new interest rate, such rate will apply to future loans drawn under the Agreement. In the event that the parties cannot agree on a new interest rate during such thirty (30) days' negotiation period, Landsbanki may require the repayment of all outstanding amounts under the Facility at the end of such (30) days' negotiation period.

COVENANTS                   Lagerinn agreed to do the following: (i)
                            maintain in full force and effect at all times, insurance policies against such risks and in such amounts as are customarily carried by similar companies in similar businesses; (ii) have its accounts audited by certified accountants; (iii) deliver to Landsbanki its audited annual accounts within four months of the same being prepared; (iv) furnish Landsbanki with a copy from time to time with reasonable promptness of such financial and other information as to itself as Landsbanki may reasonably require; (v) refrain from pledging the Loan Shares; and (vi) notify Landsbanki immediately upon the occurrence of an event of default, as set forth in the Agreement.

SECURITY INTEREST           To guarantee the full payment of the loans under the
                            Agreement, Lagerinn pledged in favor of Landsbanki all of the Loan Shares.

REPRESENTATIONS AND         The Agreement contains customary representations and
WARRANTIES                  warranties by Lagerinn, including representations
                            regarding Lagerinn's corporate existence, powers and authority to enter into the Agreement, the validity and enforceability of the Agreement and non-contravention of the Agreement with other agreement to which Lagerinn is a party.

EVENTS OF DEFAULT           The following constitute events of default pursuant
                            to the Agreement:
                            (i) Lagerinn fails to pay any amount payable under the Agreement by the due date;

                            (ii) Lagerinn breaches any provision of the Agreement including its representations and warranties contained in the Agreement, provided that Lagerinn has not remedied such breach within fifteen (15) days from the date Lagerinn receives notice thereof from Landsbanki;

                            (iii) Lagerinn breaches other agreements to which it is a party;

                            (iv) cessation by Lagerinn of its operations or the sale or other disposition of all or a substantial portion of its assets, or a decision by Lagerinn to cease its operations or to sell or otherwise dispose of all or a substantial portion of its assets;

                            (v) Lagerinn takes any action or any legal proceedings are taken for Lagerinn to be adjudicated or found bankrupt or insolvent;

                            (vi) a change of ownership with respect to the majority of the shares of Lagerinn without a prior written consent of Landsbanki (in this respect change of ownership includes, but is not limited to mergers, consolidations or split-ups);

                            (vii) failure by Lagerinn to disclose to Landsbanki any event that has a material adverse effect on the condition, operations, assets, liabilities and prospects of Lagerinn; and

                            (viii) the members of the board of directors of SMI ehf. grant a security interest on any of the assets held by them.

                            Upon the occurrence of an event of default, Landsbanki may declare that its obligation under the Agreement are cancelled and that all amounts under the Agreement will be immediately due and payable. Landsbanki, at its option, may determine that such amount will not be immediately due and payable, and that instead, a punitive interest rate will be applied in accordance with Icelandic law, from the date of the occurrence of such event of default, and until repayment of all amounts due under the Agreement.

TERMINATION                 The Agreement will terminate on the Termination Date
                            and all of the amounts drawn under the Facility and not yet repaid will be repaid at such time.

GOVERNING LAW               The laws of the Republic of Iceland govern the
                            Agreement.